May 17, 2012

VIA EDGAR AND ELECTRONIC MAIL

(PurnellE@SEC.GOV)

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael R. Clampitt, Senior Attorney

Re:	Intermountain Community Bancorp
Registration Statement on Form S-1; File No. 333-180072
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, I hereby request on behalf of Intermountain Community Bancorp (the “Company”), that its Registration Statement on Form S-1 filed on March 13, 2012 (File No. 333-180072), as amended April 19, 2012, May 10, 2012 and May 17, 2012 (the “Registration Statement”), be made effective at 2:00 p.m. Eastern Daylight Time on May 21, 2012, or as soon as possible thereafter.

On behalf of the Company, I acknowledge that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•

the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities as specified in the Registration Statement.

We would appreciate it if you would notify us by telephone of the effective date of the Registration Statement and would also confirm such advice in writing.

If you should have any questions about the foregoing request, please do not hesitate to contact our counsel, Mr. Stephen Klein of Graham & Dunn PC at (206) 340-9648, or the undersigned at (509) 363-2635. Thank you for your cooperation in this matter.

Very truly yours,

By:	/s/ Douglas M. Wright
Douglas M. Wright
Chief Financial Officer

cc:	Stephen M. Klein, Esq.
Erin Purnell